                                         Exhibit 99.3

Consolidated Financial Statements

Years ended December 31, 2020 and 2019

Management's responsibility for financial reporting

The accompanying consolidated financial statements, which consolidate the financial results of Sprott Inc. (the "Company"), were prepared by management, who are responsible for the integrity and fairness of all information presented in the consolidated financial statements and management's discussion and analysis ("MD&A") for the years ended December 31 2020 and 2019. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Financial information presented in the MD&A is consistent with that in the consolidated financial statements.
In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in Note 2 of the consolidated financial statements. Management maintains a system of internal controls to meet its responsibilities for the integrity of the consolidated financial statements.
The board of directors of the Company appoints the Company's audit and risk management committee annually. Among other things, the mandate of the audit & risk committee includes the review of the consolidated financial statements of the Company on a quarterly basis and the recommendation to the board of directors for approval. The audit & risk committee has access to management and the auditors to review their activities and to discuss the external audit program, internal controls, accounting policies and financial reporting matters.
KPMG LLP performed an independent audit of the consolidated financial statements, as outlined in the auditors' report contained herein. KPMG LLP had, and has, full and unrestricted access to management of the Company, the audit & risk committee and the board of directors to discuss their audit and related findings and have the right to request a meeting in the absence of management at any time.

Peter Grosskopf        Kevin Hibbert, FCPA, FCA
Chief Executive Officer        Chief Financial Officer and Senior Managing Director

February 25, 2021

2

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sprott Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Sprott Inc. and subsidiaries (“the Company”) as of December 31, 2020 and 2019, and as of January 1,
2019, the related consolidated statements of operations and comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and
2019, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its presentation currency from the Canadian dollar to the U.S. dollar. The change is as of January 1, 2020, and has been retrospectively applied, and the statement of financial position as of January 1, 2019, has been included in pursuant to the requirements of International Financial Reporting Standards.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

3

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 25, 2021

4

Consolidated balance sheets

As at		Dec. 31	Dec. 31	Jan. 1
(In thousands of US dollars)		2020	2019	2019

Assets			(Note 2)	(Note 2)
Current
Cash and cash equivalents		44,106	54,748	34,637
Fees receivable		21,581	8,682	6,330
Loans receivable		—	—	11,197
Short-term investments	(Notes 3 & 10)	9,475	17,495	19,580
Other assets	(Note 5)	9,196	12,980	7,893
Income taxes recoverable		948	1,439	1,744
Total current assets		85,306	95,344	81,381

Loans receivable		—	—	15,207
Co-investments	(Note 4 & 10)	82,467	55,595	56,894
Other assets	(Note 5 & 10)	16,118	20,276	19,175
Property and equipment, net	(Note 6)	16,611	16,230	16,392
Intangible assets	(Note 7)	155,968	114,078	108,726
Goodwill	(Note 7)	19,149	19,149	19,149
Deferred income taxes	(Note 9)	1,729	4,271	4,322
		292,042	229,599	239,865
Total assets		377,348	324,943	321,246

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		29,702	23,618	32,106
Compensation payable		15,192	6,912	6,939
Obligations related to securities sold short		—	—	187
Loan facility	(Note 15)	—	3,829	—
Income taxes payable		2,347	807	445
Total current liabilities		47,241	35,166	39,677
Other accrued liabilities		17,379	4,247	5,769
Loan facility	(Note 15)	16,994	11,486	—
Deferred income taxes	(Note 9)	4,751	2,414	2,291
Total liabilities		86,365	53,313	47,737

Shareholders' equity
Capital stock	(Note 8)	417,758	407,900	407,775
Contributed surplus	(Note 8)	43,309	43,160	42,964
Deficit		(104,484)	(108,222)	(95,422)
Accumulated other comprehensive loss		(65,600)	(71,208)	(81,808)
Total shareholders' equity		290,983	271,630	273,509
Total liabilities and shareholders' equity		377,348	324,943	321,246

Commitments and provisions	(Note 16)

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"     "Sharon Ranson, FCPA, FCA"
Director     Director

5

Consolidated statements of operations and comprehensive income

		For the years ended

		Dec. 31	Dec. 31
(In thousands of US dollars, except for per share amounts)		2020	2019

			(Note 2)
Revenues
Management fees		72,916	41,419
Carried interest and performance fees		10,075	1,811
Commissions		27,459	19,263
Finance income		3,956	11,423
Gain (loss) on investments	(Note 3, 4 and 5)	5,109	(1,055)
Other income	(Note 5)	2,261	625
Total revenue		121,776	73,486

Expenses
Compensation	(Note 8)	57,589	35,247
Trailer and sub-advisor fees		1,142	1,083
Placement and referral fees		1,045	857
Selling, general and administrative		11,555	12,479
Interest expense		1,237	1,036
Amortization of intangibles	(Note 7)	869	879
Depreciation of property and equipment	(Note 6)	3,183	2,916
Other expenses	(Note 5)	10,494	6,039
Total expenses		87,114	60,536
Income before income taxes for the year		34,662	12,950
Provision for income taxes	(Note 9)	7,684	2,741
Net income for the period		26,978	10,209
Net income per share:
Basic(1)	(Note 8)	$1.10	$0.42
Diluted(1)	(Note 8)	$1.05	$0.40

Net income for the year		26,978	10,209
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (taxes of $Nil)		5,608	10,600
Total other comprehensive income		5,608	10,600
Comprehensive income		32,586	20,809

The accompanying notes form part of the consolidated financial statements

(1) Amounts reflect retrospective application of the May 28, 2020 share consolidation (see Note 8).

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Consolidated statements of changes in shareholders' equity

(In thousands of US dollars, other than number of shares)		Number of shares outstanding (1)	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income	Total equity

At Dec. 31, 2019		24,417,639	407,900	43,160	(108,222)	(71,208)	271,630
Shares acquired for equity incentive plan	(Note 8)	(128,304)	(2,514)	—	—	—	(2,514)
Issuance of share capital on purchase of management contracts	(Note 8)	104,720	2,500	—	—	—	2,500
Share-based contingent consideration related to the Acquisition	(Note 8)	—	—	4,879	—	—	4,879
Shares released on vesting of equity incentive plan	(Note 8)	248,883	4,361	(4,361)	—	—	—
Issuance of share capital on exercise of stock options	(Note 8)	150,000	5,159	(2,655)	—	—	2,504
Shares acquired and canceled under normal course issuer bid	(Note 8)	(112,343)	(2,024)	—	—	—	(2,024)
Foreign currency translation gain (loss)		—	—	—	—	5,608	5,608
Stock-based compensation	(Note 8)	—	—	4,517	—	—	4,517
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 8)	103,269	2,231	(2,231)	—	—	—
Dividends declared	(Note 12)	5,501	145	—	(23,240)	—	(23,095)
Net income		—	—	—	26,978	—	26,978
Balance, Dec. 31, 2020		24,789,365	417,758	43,309	(104,484)	(65,600)	290,983

At Dec. 31, 2018	(Note 2)	24,306,233	407,775	42,964	(95,422)	(81,808)	273,509
Shares acquired for equity incentive plan	(Note 8)	(182,612)	(4,906)	—	—	—	(4,906)
Shares released on vesting of equity incentive plan	(Note 8)	280,399	4,945	(4,945)	—	—	—
Shares acquired and canceled under normal course issuer bid	(Note 8)	(74,060)	(1,715)	—	—	—	(1,715)
Foreign currency translation gain (loss)	(Note 8)	—	—	—	—	10,600	10,600
Stock-based compensation	(Note 8)	—	—	5,392	—	—	5,392
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 8)	81,528	1,654	(251)	—	—	1,403
Dividends declared		6,151	147	—	(23,009)	—	(22,862)
Net income		—	—	—	10,209	—	10,209
Balance, Dec, 31, 2019	(Note 2)	24,417,639	407,900	43,160	(108,222)	(71,208)	271,630

The accompanying notes form part of the consolidated financial statements
(1) Amounts reflect retrospective application of the May 28, 2020 share consolidation (see Note 8).

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Consolidated statements of cash flows

	For the years ended

	Dec. 31	Dec. 31
(In thousands of US dollars)	2020	2019

Operating activities		(Note 2)
Net income for the period	26,978	10,209
Add (deduct) non-cash items:
Loss (gain) on investments	(5,109)	1,055
Stock-based compensation	4,517	5,392
Depreciation and amortization of property, equipment and intangible assets	4,052	3,795
Deferred income tax expense	4,681	231
Current income tax expense	3,003	2,510
Other items	1,015	130
Income taxes paid	(795)	(1,836)
Changes in:
Fees receivable	(12,899)	(2,352)
Loans receivable	—	26,404
Other assets	(2,971)	(5,555)
Accounts payable, accrued liabilities and compensation payable	3,767	(6,933)
Cash provided by (used in) operating activities	26,239	33,050

Investing activities
Purchase of investments	(23,634)	(34,197)
Sale of investments	19,728	37,955
Purchase of property and equipment	(686)	(2,224)
Purchase of management contracts	(12,500)	—
Cash provided (used in) investing activities	(17,092)	1,534

Financing activities
Acquisition of common shares for equity incentive plan	(2,514)	(4,906)
Acquisition of common shares under normal course issuer bid	(2,024)	(1,715)
Cash received on exercise of stock options	2,504	—
Repayment of lease liabilities	(1,904)	(1,650)
Contributions from non-controlling interests	3,518	—
Net advances from loan facility	1,074	15,031
Dividends paid	(23,095)	(22,862)
Cash provided by (used in) financing activities	(22,441)	(16,102)
Effect of foreign exchange on cash balances	2,652	1,629
Net increase (decrease) in cash and cash equivalents during the period	(10,642)	20,111
Cash and cash equivalents, beginning of the year	54,748	34,637
Cash and cash equivalents, end of the period	44,106	54,748
Cash and cash equivalents:
Cash	43,901	50,724
Short-term deposits	205	4,024
	44,106	54,748

The accompanying notes form part of the consolidated financial statements

8

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
1 Corporate information

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of significant accounting policies

Statement of compliance
These annual audited consolidated financial statements for the years ended December 31, 2020 and 2019 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
They have been authorized for issue by a resolution of the Board of Directors of the Company on February 25, 2021 and include all subsequent events up to that date.
Basis of presentation
These financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
During the year, the Company commenced consolidation of certain feeder funds due to them becoming material. The Company records third-party interests in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded as Other expense.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

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SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott Capital Partners LP ("SCP");
•Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) Rule Investments Inc. ("RII"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "Global" in these financial statements;
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").
Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit with banks and with carrying brokers, which are not subject to restrictions, and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.
Investments
Investments classified as short-term, including equity kickers received as consideration for mining finance transactions occurring primarily in our lending and brokerage segments, are held with the primary intention of short-term liquidity and capital management. Investments classified as long-term are primarily joint-venture interests or equity stakes in companies held for strategic purposes.
Co-investments
Co-investments are investments we make alongside clients of our various fund strategies to demonstrate the commitment and confidence we have in investment strategies we promote and operate.
Financial instruments
Classification and measurement of financial assets
Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at FVTPL, amortized cost or FVOCI.
Financial assets are measured at amortized cost if the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flows.
Financial assets are measured at FVOCI if the contractual terms of the instrument give rise to cash flows that are solely for payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flow and to sell financial assets. For equity instruments that are not held for trading, the Company may also elect to irrevocably elect, on an investment by investment basis, to present changes in the fair value of an investment through OCI.
All financial assets that are not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets the Company may hold.

10

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Valuation of investments
Investments include public equities, share purchase warrants, fixed income securities, mutual fund, private companies and alternative investment strategies, while co-investments are investments held in the funds managed by the Company. Public equities, share purchase warrants and fixed income securities are measured at fair value and are accounted for on a trade-date basis. Mutual fund and alternative investment strategy investments which are valued using the net asset value per unit of the fund, which represents the underlying net assets at fair values determined using closing market prices. These investments are generally made in the process of launching a new fund and are redeemed (if open-end) or sold (if closed-end) as third party investors subscribe. The balance represents the Company's maximum exposure to loss associated with the investments. Private holdings include private company investments which are classified as FVTPL and carried at fair value based on the value of the Company's interests in the private companies determined from financial information provided by management of the private companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized in gains (loss) on investments on the consolidated statements of operations and comprehensive income.
Fair value hierarchy
All financial instruments recognized at fair value in the consolidated balance sheets are classified into three fair value hierarchy levels as follows:
•Level 1: valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
•Level 2: valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means; and
•Level 3: valuation techniques with significant unobservable market inputs.
The Company will transfer financial instruments into or out of levels in the fair value hierarchy to the extent the instrument no longer satisfies the criteria for inclusion in the category in question. Level 3 valuations are prepared by the Company and reviewed and approved by management at each reporting date. Valuation results, including the appropriateness of model inputs, are compared to actual market transactions to the extent readily available. Valuations of level 3 assets are also discussed with the Audit and Risk Management Committee as deemed necessary by the Company.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount reported on the consolidated balance sheets if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Impairment of financial assets
Expected credit losses are a probability-weighted estimate of future credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive.

11

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Loans receivable
Loans receivable are financial assets with fixed or determinable payments that are held solely for payments of principal and interest on the principal amount outstanding and are held within a business model whose objective is to hold assets to collect contractual cash flows. Loans receivable are measured at amortized cost.
Fees received for originating loans are considered an integral part of the yield earned on the loan and are recognized in finance income over the term of the loan using the effective interest method. Fees received may include cash payments and/or securities in the borrower.
At each reporting date, management assesses the probability of default and the loss given default using economic and market trends, quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying the loan. The impairment is then classified into three stages:
•Stage 1 - For loans where credit risk has not increased significantly, an impairment is recognized equal to the credit losses expected to result from defaults occurring over the following twelve months.
•Stage 2 - For loans where credit risk has increased significantly, an impairment is recognized equal to the credit losses expected to result from defaults occurring over the life of the loan.
•Stage 3 - For loans which are credit impaired, a loss allowance is recognized equal to the expected credit losses over the expected lifetime of the Loan. Any subsequent recognition of finance income for which an expected credit loss provision exists, is calculated at the discount rate used in determining the provision, which may differ from the contractual rate of interest.
Recognition of income and related expenses
The Company receives variable consideration in the form of management fees, which are allocated to distinct time periods in which the management services are being provided. Management fees are recognized when they are no longer susceptible to market factors and no longer subject to a significant reversal in revenue.
The Company may also earn variable consideration in the form of carried interest and performance fees. These fees are recognized when they are no longer susceptible to market factors or subject to significant reversal in revenue, which is determined subject to agreements in the underlying funds.
Commission income is recognized when the related services are rendered and no longer subject to a significant reversal in revenue.
Finance income, which includes interest income and co-investment income, is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated rate in the loan or debenture documents. The effective interest rate is the rate required to discount the future value of all loan or debenture cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan.
Costs related to obtaining a contract with clients ("placement fees") are amortized on a systematic basis related to the transfer of services to those clients.
Property and equipment
Property and equipment are recorded at cost and are amortized on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease. Artwork is not amortized since it does not have a determinable useful life. The residual values, useful life and methods of amortization for property and equipment are reviewed at each reporting date and adjusted prospectively, if necessary. Any loss resulting from impairment of property and equipment is expensed in the period the impairment is identified.

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SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Intangible assets
The useful life of an intangible asset is either finite or indefinite. Intangible assets other than goodwill are recognized when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.
Intangible assets that are purchased are measured at the acquisition date and include the fair value of considerations transfered, and include an estimate for contingent consideration where applicable.
Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. Intangible assets with finite lives are only tested for impairment if indicators of impairment exist at the time of an impairment assessment. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense and any impairment losses on intangible assets with finite lives are recognized in the consolidated statements of operations.
Intangible assets with indefinite useful lives are not amortized, but are assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to impairment indicator assessments, indefinite life intangibles must be tested annually for impairment. The indefinite life of an intangible asset is reviewed annually to determine whether the indefinite life continues to be supportable. If no longer supportable, changes in useful life from indefinite to finite are made prospectively.
Any loss resulting from impairment of intangible assets is expensed in the period the impairment is identified. Any gain resulting from an impairment reversal of intangible assets is recognized in the period the impairment reversal is identified but cannot exceed the carrying amount that would have been determined (net of amortization and impairment) had no impairment loss been recognized for the intangible asset in prior periods.
Business combinations and goodwill
The purchase price of an acquisition accounted for under the acquisition method is allocated based on the fair values of the net identifiable assets acquired. The excess of the purchase price over the fair values of such identifiable net assets is recorded as goodwill.
Goodwill, which is measured at cost less any accumulated impairment losses, is not amortized, but rather, is assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to quarterly impairment indicator assessments, goodwill must be tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units ("CGUs") that are expected to benefit from the acquisition. The recoverable amount of a CGU is compared to its carrying value plus any goodwill allocated to the CGU. If the recoverable amount of a CGU is less than its carrying value plus allocated goodwill, an impairment charge is recognized, first against the carrying value of the goodwill, with any remaining difference being applied against the carrying value of assets contained in the impacted CGUs. Impairment losses on goodwill are recorded in the consolidated statements of operations and comprehensive income and cannot be subsequently reversed.

13

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Income taxes
Income tax is comprised of current and deferred tax.
Income tax is recognized in the consolidated statements of operations and comprehensive income except to the extent that it relates to items recognized directly in other comprehensive income or elsewhere in equity, in which case, the related taxes are also recognized in other comprehensive income (loss) or elsewhere in equity.
Deferred taxes are recognized using the liability method for temporary differences that exist between the carrying amounts of assets and liabilities in the consolidated balance sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the enacted or substantively enacted tax rates that are expected to apply when the differences related to the assets or liabilities reported for tax purposes are expected to reverse in the future. Deferred tax assets are recognized only when it is probable that sufficient taxable profits will be available or taxable temporary differences reversing in future periods against which deductible temporary differences may be utilized.
Deferred taxes liabilities are not recognized on the following temporary differences:
•Temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•Taxable temporary differences related to investments in subsidiaries, associates or joint ventures or joint operations to the extent they are controlled by the Company and they will not reverse in the foreseeable future;
•Taxable temporary differences arising on the initial recognition of goodwill.
The Company records a provision for uncertain tax positions if it is probable that the Company will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.
The measurement of tax assets and liabilities requires an assessment of the potential tax consequences of items that can only be resolved through agreement with the tax authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred taxes.
Share-based payments
The Company uses the fair value method to account for equity settled share-based payments with employees and directors. Compensation expense is determined using the Black‑Scholes option valuation model for stock options.
Compensation expense for the share incentive program is determined based on the fair value of the benefit conferred on the employee. Compensation expense for deferred stock units ("DSU") is determined based on the value of the Company's common shares at the time of grant. Compensation expense for earn-out shares is determined using appropriate valuation models. Compensation expense related to the Company's Employee Profit Sharing Plan is determined based on the value of the Company's common shares purchased by the Trust as of the grant date.
Compensation expense is recognized over the vesting period with a corresponding increase to contributed surplus other than for the Company's DSUs where the corresponding increase is to liabilities. Stock options and common shares held by the Trust vest in installments which require a graded vesting methodology to account for these share-based awards. On the exercise of stock options for shares, the contributed surplus previously recorded with respect to the exercised options and the consideration paid is credited to capital stock. On the issuance of the earn-out shares, the contributed surplus previously recorded with respect to the issued earn-out shares is credited to capital stock. On the vesting of common shares in the Trust, the contributed surplus previously recorded is credited to capital stock. On the exercise of DSUs, the liability previously recorded is credited to cash.

14

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Earnings per share
Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.
The Company applies the treasury stock method to determine the dilutive impact, if any, of stock options and unvested shares purchased for the Trust. The treasury stock method determines the number of incremental common shares by assuming that the number of dilutive securities the Company has granted to employees have been issued.
Lease commitments
The Company recognizes a right-to-use asset and a lease liability as at the lease commencement date. The right-to-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. The right-to-use asset is presented in the property and equipment line of the consolidated balance sheet and the short and long-term portions of the lease liability are presented in the accounts payable and accrued liabilities line and other accrued liabilities line, respectively, of the consolidated balance sheet. The Company used the practical expedient when applying IFRS 16, Leases for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are occurred.
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to management. Management is responsible for allocating resources and assessing performance of the operating segments to make strategic decisions.
Significant accounting judgments and estimates
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Company based its assumptions and estimates on parameters available when these financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.
Fair value of financial instruments
When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent it is probable that sufficient taxable profit will be generated in order to utilize the losses. In addition, taxable income is subject to estimation as a portion of performance fee revenue is an allocation of partnership income. Such allocations involve a certain degree of estimation and income tax estimates could change as a result of: (1) changes in tax laws and regulations, both domestic and foreign; (2) an amendment to the calculation of partnership income allocation; or (3) a change in foreign affiliate rules. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits together with future tax planning strategies.

15

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Investments in other entities
IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.
Impairment of goodwill and intangible assets
All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.
Contingent consideration
The Acquisition necessitated the recognition of contingent consideration for the amounts payable in cash and shares under the terms of the purchase agreement. The cash settled portion of the contingent consideration was measured at the closing date fair value, based on management’s estimate of the level of future revenue obtained from the contracts over the contingent consideration measurement period. The equity settled portion of the contingent consideration was measured at its grant date fair value in accordance with the requirements of IFRS 2 Share-based Payment. The key judgments utilized in the estimation of the contingent consideration were fund flow assumptions. As at December 31, 2020, the contingent consideration payable was updated to reflect current estimates with the resulting adjustment recorded in Other expense.
Foreign currency translation
Accounts in the financial statements of the Company's subsidiaries are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. The Company's performance is evaluated and its liquidity is managed in Canadian dollars. Therefore, the Canadian dollar is the functional currency of the Company. The Canadian dollar is also the functional currency of all its subsidiaries, with the exception of Global Companies, which uses the U.S. dollar as its functional currency. Accordingly, the assets and liabilities of Global Companies are translated into Canadian dollars using the rate in effect on the date of the consolidated balance sheets. Revenue and expenses are translated at the average rate over the reporting period. Foreign currency translation gains and losses arising from the Company's translation of its net investment in Global companies, including goodwill and the identified intangible assets, are included in accumulated other comprehensive income or loss as a separate component within shareholders' equity until there has been a realized reduction in the value of the underlying investment.

16

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Changes in accounting policies
Change in presentation currency
Effective January 1, 2020, the Company changed its presentation currency from Canadian to US dollars to better reflect the Company's business activities, given the significance of our revenues denominated in US dollars that further increased in 2020 with the January 17, 2020 close of Tocqueville Asset Management's gold strategies ("the Acquisition").
The Company followed the guidance of IAS 21 Effects of Changes in Foreign Exchange Rates ("IAS 21") and have applied the change retroactively. As a result, the Company has restated prior year comparatives, including the January 1 opening balance sheet as required by IFRS 1 First-Time Adoption of International Financial Reporting Standards ("IFRS 1"). The change in presentation currency had the following effect:
•Assets and liabilities have been translated at the exchange rate on the respective reporting dates;
•Equity transactions have been translated at the historical exchange rate at the date of the transaction;
•The statements of operations and comprehensive income have been translated at the average exchange rate on the respective reporting dates; and
•Exchange differences arising on translation are presented in the accumulated other comprehensive loss line in shareholders' equity on the balance sheets.
The exchange rates used for prior periods were as follows:

	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Jan. 1, 2019
As at reporting date	1.31	1.32	1.31	1.34	1.36
Average rate for the 3 month ended	1.32	1.32	1.34	1.33	1.32

17

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
3 Short-term investments

Primarily consist of equity investments in public and private entities we receive as consideration during lending, managed equities and brokerage segment activities (in thousands $):

	Classification and measurement criteria	Dec. 31, 2020	Dec. 31, 2019

Public equities and share purchase warrants	FVTPL	6,751	10,520
Fixed income securities	FVTPL	731	4,220
Private holdings:
- Private investments	FVTPL	1,993	1,864
- Energy contracts	Non-financial instrument	—	891
Total short-term investments		9,475	17,495
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments on the consolidated statements of operations and comprehensive income.

4 Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	Dec. 31, 2020	Dec. 31, 2019

Co-investments in funds	FVTPL	82,467	55,595
Total co-investments		82,467	55,595
Gains and losses on co-investments in funds are included in the gain (loss) on investments on the consolidated statements of operations and comprehensive income.

18

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
5 Other assets, income, expenses and non-controlling interest

Other assets
Consist of the following (in thousands $):

	Dec. 31, 2020	Dec. 31, 2019

Digital gold strategies(1)	11,518	18,913
Fund recoveries and investment receivables	6,043	5,951
Assets attributable to non-controlling interests	3,518	—
Prepaid expenses	2,316	4,355
Other(2)	1,919	2,231
Deferred costs related to the Acquisition(3)	—	1,806
Total other assets	25,314	33,256
(1) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in gain (loss) on investments on the consolidated statements of operations. These investments were reclassified from long-term investments to other assets.
(2) Includes miscellaneous third-party receivables.
(3) Includes legal, proxy and investor relations costs.
Other income
Consist of the following (in thousands $):

	For the years ended
	Dec. 31, 2020	Dec. 31, 2019

Investment income (1)	1,502	625
Income attributable to non-controlling interest	759	—
Total other income	2,261	625
(1) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.
Other expenses
Consist of the following (in thousands $):

	For the years ended
	Dec. 31, 2020	Dec. 31, 2019

Costs related to energy assets	798	577
Foreign exchange losses	772	1,503
Increase in contingent consideration related to the Acquisition	4,717	—
Other (1)	4,207	3,959
Total other expenses	10,494	6,039
(1) Includes net income attributable to non-controlling interest of $565 thousand and SG&A attributable to non-controlling interest of $194 thousand for the year ended December 31, 2020 (year ended December 31, 2019 - $Nil) as well as non-recurring professional fees and transaction costs.

19

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Non-controlling interest
Non-controlling interest consist of third-party interest in our consolidated co-investments in funds. The following table provide a summary of amounts attributable to this non-controlling interest:

	Dec. 31, 2020	Dec. 31, 2019

Assets	3,518	—
Liabilities - current(1)	(640)	—
Liabilities - long-term(1)	(2,878)	—
(1) Current and long-term Liabilities attributable to non-controlling interest is included in accounts payable and accrued liabilities and other accrued liabilities respectively

20

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
6 Property and equipment

Consist of the following (in thousands $):

	Artwork	Furniture and fixtures	Computer hardware and software	Leasehold improvements	Right of use assets	Total

Cost
At Dec. 31, 2018	7,040	2,321	2,613	3,077	—	15,051
Additions	—	107	—	2,117	7,182	9,406
Net exchange differences	312	99	93	138	302	944
At Dec. 31, 2019	7,352	2,527	2,706	5,332	7,484	25,401
Additions	—	279	153	254	2,435	3,121
Net exchange differences	167	70	71	135	322	765
At Dec. 31, 2020	7,519	2,876	2,930	5,721	10,241	29,287

Accumulated amortization
At Dec. 31, 2018	—	(2,288)	(2,099)	(1,621)	—	(6,008)
Depreciation charge for the year	—	(43)	(324)	(926)	(1,623)	(2,916)
Net exchange differences	—	(71)	(87)	(70)	(19)	(247)
At Dec. 31, 2019	—	(2,402)	(2,510)	(2,617)	(1,642)	(9,171)
Depreciation charge for the year	—	(68)	(205)	(970)	(1,940)	(3,183)
Net exchange differences	—	(26)	(59)	(133)	(104)	(322)
At Dec. 31, 2020	—	(2,496)	(2,774)	(3,720)	(3,686)	(12,676)

Net book value at:
Dec. 31, 2019	7,352	125	196	2,715	5,842	16,230
Dec. 31, 2020	7,519	380	156	2,001	6,555	16,611

21

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
7 Goodwill and intangible assets

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2018	132,251	97,744	34,768	264,763
Additions	—	1,376	—	1,376
Net exchange differences	—	4,350	1,540	5,890
At Dec. 31, 2019	132,251	103,470	36,308	272,029
Additions	—	36,107	—	36,107
Net exchange differences	—	6,454	198	6,652
At Dec 31, 2020	132,251	146,031	36,506	314,788

Accumulated amortization
At Dec. 31, 2018	(113,102)	—	(23,753)	(136,855)
Amortization charge for the year	—	—	(879)	(879)
Net exchange differences	—	—	(1,068)	(1,068)
At Dec. 31, 2019	(113,102)	—	(25,700)	(138,802)
Amortization charge for the year	—	—	(869)	(869)
At Dec 31, 2020	(113,102)	—	(26,569)	(139,671)

Net book value at:
Dec. 31, 2019	19,149	103,470	10,608	133,227
Dec. 31, 2020	19,149	146,031	9,937	175,117

22

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Impairment assessment of goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Lending
•Brokerage
•Corporate
As at December 31, 2020, the Company had allocated $19.1 million (December 31, 2019 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.
In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. During the impairment testing process, there was no impairment in either the exchange listed products or the managed equities CGUs.
Impairment assessment of indefinite life fund management contracts
As at December 31, 2020, the Company had indefinite life intangibles related to fund management contracts of $146 million (December 31, 2019 - $103.5 million). The addition during the year relates to the Acquisition. The cost of the intangible asset was recorded at the fair value of consideration transferred of $15 million, including contingent consideration of $19.3 million (see Note 2) and the acquisition costs directly attributable to the purchase of the management contracts of $1.8 million (see Note 5). There was no impairment as at December 31, 2020 or 2019.
Impairment assessment of finite life fund management contracts
As at December 31, 2020, the Company had exchange listed fund management contracts within the exchange listed products CGU of $9.9 million (December 31, 2019 - $10.6 million). There was no impairment as at December 31, 2020 or 2019.

23

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
8 Shareholders' equity

On May 28, 2020, the Company successfully completed a 10:1 common share consolidation. Shareholders received 1 post-consolidation share for every 10 pre-consolidation shares. All information pertaining to shares and per-share amounts in the financial statements for periods before May 28 reflect retrospective treatment of this share consolidation.
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2018	24,306,233	407,775
Issuance of share capital under dividend reinvestment program	6,151	147
Shares acquired and cancelled under normal course issuer bid	(74,060)	(1,715)
Issuance of share capital on conversion of RSUs	81,528	1,654
Shares acquired for equity incentive plan	(182,612)	(4,906)
Shares released on vesting of equity incentive plan	280,399	4,945
At Dec. 31, 2019	24,417,639	407,900
Shares acquired for equity incentive plan	(128,304)	(2,514)
Issuance of share capital on purchase of management contracts	104,720	2,500
Shares released on vesting of equity incentive plan	248,883	4,361
Issuance of share capital on exercise of stock options	150,000	5,159
Shares acquired and canceled under normal course issuer bid	(112,343)	(2,024)
Issuance of share capital on conversion of RSUs and other share based considerations	103,269	2,231
Issuance of share capital under dividend reinvestment program	5,501	145
At Dec. 31, 2020	24,789,365	417,758
Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans' expense; and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2018	42,964
Stock-based compensation	5,392
Issuance of share capital on conversion of RSUs	(251)
Released on vesting of common shares for equity incentive plan	(4,945)
At Dec. 31, 2019	43,160
Share-based contingent consideration related to the Acquisition	4,879
Shares released on vesting of common shares for equity incentive plan	(4,361)
Shares released on exercise of stock options	(2,655)
Stock-based compensation	4,517
Issuance of share capital on conversion of RSUs and other share based considerations	(2,231)
At Dec. 31, 2020	43,309

24

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were 150,000 stock options exercised during the year ended December 31, 2020 (year ended December 31, 2019 - Nil) and 15,000 options expired during the year ended December 31, 2020 (year ended December 31, 2019 - Nil). There were no stock options issued during the year ended December 31, 2020 (year ended December 31, 2019 - Nil).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)

Options outstanding, Dec. 31, 2018	327,500	25.70
Options exercisable, Dec. 31, 2018	187,500	27.00
Options outstanding, Dec. 31, 2019	327,500	25.70
Options exercisable, Dec. 31, 2019	257,500	26.00
Options exercised during the year ended 2020	(150,000)	23.30
Options expired during the year ended 2020	(15,000)	66.00
Options outstanding, Dec. 31, 2020	162,500	23.61
Options exercisable, Dec. 31, 2020	162,500	23.61
Options outstanding and exercisable as at December 31, 2020 are as follows:

Exercise price (CAD $)	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

23.30	150,000	5.1	150,000
27.30	12,500	5.4	12,500
23.30 to 27.30	162,500	5.1	162,500

25

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; or (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees; and (3) from time-to-time, purchases from 2176423 Ontario Ltd., a company controlled by Eric Sprott, pursuant to the terms and conditions of a previously announced share transaction. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.
There were 104,858 RSUs granted during the year ended December 31, 2020 (year ended December 31, 2019 - 69,954). The Trust acquired 128,304 shares in the year ended December 31, 2020 (year ended December 31, 2019 - 182,612 shares).

Number of common shares

Common shares held by the Trust, Dec. 31, 2018	993,225
Acquired	182,612
Released on vesting	(280,399)
Unvested common shares held by the Trust, Dec. 31, 2019	895,438
Acquired	128,304
Released on vesting	(248,883)
Unvested common shares held by the Trust, Dec. 31, 2020	774,859
Of the $57.6 million compensation expense for the year ended December 31, 2020, $4.5 million relates to stock-based compensation, details of which are presented in the table below (in thousands $):

	For the years ended
	Dec. 31, 2020	Dec. 31, 2019

Stock option plan	10	188
EIP	4,507	5,204
Total stock-based compensation	4,517	5,392

26

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the years ended
	Dec. 31, 2020	Dec. 31, 2019

Numerator (in thousands $):
Net income - basic and diluted	26,978	10,209

Denominator (Number of shares in thousands):
Weighted average number of common shares	25,464	25,356
Weighted average number of unvested shares purchased by the Trust	(976)	(969)
Weighted average number of common shares - basic	24,488	24,387
Weighted average number of dilutive stock options	163	312
Weighted average number of unvested shares under EIP	1,132	969
Weighted average number of common shares - diluted	25,783	25,668

Net income per common share
Basic	1.10	0.42
Diluted	1.05	0.40

Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC"), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at December 31, 2020 and 2019, all entities were in compliance with their respective capital requirements.

27

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
9     Income taxes

The major components of income tax expense are as follows (in thousands $):

	For the years ended
	Dec. 31, 2020	Dec. 31, 2019

Current income tax expense (recovery)
Based on taxable income of the current period	2,901	2,395
Adjustments in respect to previous years	102	115
Total current income tax expense	3,003	2,510
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	5,373	231
Adjustments in respect to previous years	(692)	—
Total deferred income tax expense	4,681	231
Income tax expense reported in the consolidated statements of operations	7,684	2,741
Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the years ended
	Dec. 31, 2020	Dec. 31, 2019

Income before income taxes	34,662	12,950
Tax calculated at domestic tax rates applicable to profits in the respective countries	9,324	3,432
Tax effects of:
Non-deductible stock-based compensation	356	107
Non-taxable capital (gains) and losses	841	(47)
Intangibles	(458)	87
Adjustments in respect of previous periods	(590)	115
Non-capital losses and other temporary differences not benefited previously	(1,563)	(1,405)
Rate differences and other	(226)	452
Tax charge	7,684	2,741
The weighted average statutory tax rate was 26.9% (December 31, 2019 - 26.5%). The Company has $8 million of capital tax losses from prior years that will begin to expire in 2022. The benefit of these capital losses has not been recognized.

28

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the year ended December 31, 2020

	Dec. 31, 2019	Recognized in income	Exchange rate differences	Dec. 31, 2020
Deferred income tax assets
Stock-based compensation	4,117	(368)	72	3,821
Non-capital and capital losses	3,432	(1,195)	33	2,270
Other	247	230	(42)	435
Total deferred income tax assets	7,796	(1,333)	63	6,526

Deferred income tax liabilities
Fund management contracts	6,809	2,360	277	9,446
Unrealized gains (losses)	(910)	997	31	118
Other	40	(9)	(47)	(16)
Total deferred income tax liabilities	5,939	3,348	261	9,548
Net deferred income tax assets (liabilities) (1)	1,857	(4,681)	(198)	(3,022)

For the year ended December 31, 2019 (2)

	Dec. 31, 2018	Recognized in income	Exchange rate differences	Dec. 31, 2019
Deferred income tax assets
Stock-based compensation	3,349	606	162	4,117
Non-capital losses	3,678	(372)	126	3,432
Unrealized losses	283	604	23	910
Other	376	(143)	14	247
Total deferred income tax assets	7,686	695	325	8,706

Deferred income tax liabilities
Fund management contracts	5,141	1,404	264	6,809
Other	514	(478)	4	40
Total deferred income tax liabilities	5,655	926	268	6,849
Net deferred income tax assets (1)	2,031	(231)	57	1,857
(1) Deferred tax assets of $1.7 million (December 31, 2019 - $4.3 million) and deferred tax liabilities of $4.8 million (December 31, 2019 - $2.4 million) are presented on the balance sheet net by legal jurisdiction.
(2) Certain comparative figures have been reclassified to conform with current year presentation

29

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
10     Fair value measurements

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at December 31, 2020 and December 31, 2019
(in thousands $).
Short-term investments

Dec. 31, 2020	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	5,101	1,379	271	6,751
Fixed income securities	—	731	—	731
Private holdings	—	—	1,993	1,993
Total net recurring fair value measurements	5,101	2,110	2,264	9,475

Dec. 31, 2019	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	7,537	2,983	—	10,520
Fixed income securities	—	3,454	766	4,220
Private holdings	—	—	1,864	1,864
Total net recurring fair value measurements	7,537	6,437	2,630	16,604
Co-investments

Dec. 31, 2020	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	76,026	6,441	82,467
Total net recurring fair value measurements	—	76,026	6,441	82,467

Dec. 31, 2019	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	51,065	4,530	55,595
Total net recurring fair value measurements	—	51,065	4,530	55,595

30

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Other assets

Dec. 31, 2020	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	11,518	11,518
Total net recurring fair value measurements	—	—	11,518	11,518

Dec. 31, 2019	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	18,913	18,913
Total net recurring fair value measurements	—	—	18,913	18,913
The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Dec. 31 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2020
Share purchase warrants	—	271	—	—	271
Private holdings	1,864	—	(15)	144	1,993
Fixed income securities	766	(783)	—	17	—
	2,630	(512)	(15)	161	2,264

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Private holdings	2,075	34	(43)	(202)	1,864
Fixed income securities	733	—	—	33	766
	2,808	34	(43)	(169)	2,630
Co-investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2020
Co-investments in funds	4,530	1,628	—	283	6,441
	4,530	1,628	—	283	6,441

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Co-investments in funds	3,574	1,193	—	(237)	4,530
	3,574	1,193	—	(237)	4,530

31

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Other assets

	Changes in the fair value of Level 3 measurements - Dec. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2020
Digital gold strategies	18,913	500	—	(7,895)	11,518
	18,913	500	—	(7,895)	11,518

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Digital gold strategies	18,285	2,574	—	(1,946)	18,913
	18,285	2,574	—	(1,946)	18,913
During the year ended December 31, 2020, the Company transferred public equities of $0.5 million (December 31, 2019 - $2.5 million) from Level 2 to Level 1 within the fair value hierarchy due to the release of trading restrictions by the issuer. For the year ended December 31, 2020, the Company purchased level 3 investments of $2.1 million (December 31, 2019 - $3.8 million). For the year ended December 31, 2020, the Company transferred $Nil million (December 31, 2019 - $0.1 million) from Level 3 to Level 1 within the fair value hierarchy. For the year ended December 31, 2020, the Company transferred $0.3 million (December 31, 2019 - $Nil) from level 2 to level 3 due to the impact of volatility of the underlying security on the fair value of share purchase warrants. For the year ended December 31, 2020, the Company transferred $0.8 million (December 31, 2019 - $Nil) from Level 3 to Level 2 within the fair value hierarchy due to the exercise of a conversion option into equity.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings, private equity funds and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $1 million (December 31, 2019 - $0.9 million).
Financial instruments not carried at fair value
For fees receivable, other assets, accounts payable and accrued liabilities and compensation payable, the carrying amount represents a reasonable approximation of fair value.

32

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
11     Related party transactions

The remuneration of directors and other key management personnel of the Company for employment services rendered are as follows (in thousands $):

	For the years ended
	Dec. 31, 2020	Dec. 31, 2019

Fixed salaries and benefits	3,247	2,155
Variable incentive-based compensation	8,715	3,405
Share-based compensation	1,817	1,678
	13,779	7,238
The DSU plan for independent directors of the Company vests annually over a three-year period and may only be settled in cash upon retirement. DSUs issued in lieu of directors' fees and dividends vest immediately. There were 3,559 DSUs issued during the year (December 31, 2019 - 12,349).

12     Dividends

The following dividends were declared by the Company during the twelve months ended December 31, 2020:

Record date	Payment Date	Cash dividend per share (1)	Total dividend amount (in thousands $)
March 9, 2020 - Regular dividend Q4 2019	March 24, 2020	CAD$0.30	5,387
May 19, 2020 - Regular dividend Q1 2020	June 3, 2020	CAD$0.30	5,560
August 17, 2020 - Regular dividend Q2 2020	September 1, 2020	US$0.23	5,915
November 23, 2020 - Regular dividend Q3 2020	December 8, 2020	US$0.25	6,378
Dividends (2)			23,240
(1) Dividends per share for periods before May 28 reflect retrospective treatment of the 10:1 share consolidation.
(2) Subsequent to year end, on February 25, 2021, a regular dividend of US$0.25 per common share was declared for the quarter ended December 31, 2020. This dividend is payable on March 23, 2021 to shareholders of record at the close of business on March 8, 2021.

33

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
13 Risk management activities

The Company's exposure to market, credit, liquidity, concentration, and COVID-19 risks are described below:
Market risk
Market risk refers to the risk that a change in the level of one or more of market prices, interest rates, foreign exchange rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in a change in the fair value of an asset. The Company's financial instruments are classified as FVTPL. Therefore, certain changes in fair value or permanent impairment, if any, affect reported earnings as they occur. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Company manages market risk through regular monitoring of its proprietary investments and loans receivable. The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's investments and co-investments will result in changes in carrying value. If the market values of investments and co-investments classified as FVTPL increased or decreased by 5%, with all other variables held constant, this would have resulted in an increase or decrease in net income before tax of approximately $5.2 million for the year (December 31, 2019 - $4.5 million). For more details about the Company's investments and co-investments, refer to Note 3 and Note 4.
The Company's revenues are also exposed to price risk since management fees, performance fees and carried interests are correlated with assets under management, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by SAM, SRLC, SC, RCIC and SAM US.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its co-investment in lending LPs, are exposed to volatility as a result of sudden changes in interest rates.
As at December 31, 2020, the Company had $0.7 million of fixed income securities (December 31, 2019 - $4.2 million).
Foreign currency risk
Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into the Company's functional currency, Canadian dollars. The Company's primary foreign currency is the United States dollar ("USD"). The Company may employ certain hedging strategies to mitigate foreign currency risk.
The Global Companies' assets are all denominated in USD with their translation impact being reported as part of other comprehensive income in the financial statements. Excluding the impact of the Global Companies, as at December 31, 2020, approximately $74.1 million (December 31, 2019 - $73.7 million) of total Canadian assets were invested in proprietary investments priced in USD. A total of $12.2 million (December 31, 2019 - $29.7 million) of cash, $8.1 million (December 31, 2019 -$5.7 million) of accounts receivable and $1.5 million (December 31, 2019 - $3.7 million) of other assets were denominated in USD. As at December 31, 2020, if the exchange rate between USD and the Canadian dollar increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income would have been approximately $4.8 million for the year (December 31, 2019 - $5.7 million).

34

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Credit risk
Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.
Loans receivable
The Company incurs credit risk primarily in the on-balance sheet loans of SRLC and through co-investments made in the lending LPs managed by SRLC. In addition to the relative default probability of SRLC borrowers (both directly via on balance sheet loans and indirectly via borrowers in the lending LPs we co-invest with), credit risk is also dependent on loss given default, which can increase credit risk if the values of the underlying assets securing the Company's loans decline to levels approaching or below the loan amounts. A decrease in commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company's security against a loan. Additionally, the value of the Company's underlying security in a loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that originally estimated, or the ability to extract the commodity proves to be more difficult or more costly than originally estimated. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:
•emphasis on first priority and/or secured financings;
•the investigation of the creditworthiness of borrowers;
•the employment of qualified and experienced loan professionals;
•a review of the sufficiency of the borrower’s business plans including plans that will enhance the value of the underlying security;
•frequent and documented status updates provided on business plans;
•engagement of qualified independent advisors (e.g. lawyers, engineers and geologists) to protect Company interests;
•legal reviews that are performed to ensure that all due diligence requirements are met prior to funding.
As at December 31, 2020 had no exposure to credit risk via on-balance sheet loans of SRLC (December 31, 2019 - $Nil). The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis. For precious metal loans, the Company performs the same due diligence procedures as it would for its resource loans and resource debentures.
Collectability of loans
Besides the above noted measures we take to manage credit risk, the Company will report on credit risk in the notes to the annual consolidated financial statements and records expected credit loss provisions to ensure that on-balance sheet loans are recorded at their estimated recoverable amount (i.e. net of impairment risk we believe to exist as at the balance sheet date and in accordance with IFRS). Actual losses incurred in the on-balance sheet loan portfolio could differ materially from our provisions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Net investments
The Company incurs credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2020 and 2019, the Company's most significant proprietary investments counterparty was National Bank Independent Network Inc. ("NBIN"), the carrying broker of SCP, which also acts as a custodian for most of the Company's proprietary investments. NBIN is registered as an investment dealer subject to regulation by IIROC; as a result, it is required to maintain minimum levels of regulatory capital at all times.

35

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Other
The majority of accounts receivable relate to management, carried interest and performance fees receivable from the Funds, managed accounts and managed companies managed by the Company. Credit risk is managed in this regard by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
The Global Companies incur credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2020 and 2019, the Global Companies' most significant counterparty was RBC Capital Markets, LLC ("RBCCM"), the carrying broker of SGRIL and custodian of the net assets of the Funds managed by RCIC. RBCCM is registered as a broker-dealer and registered investment advisor subject to regulation by FINRA and the SEC; as a result, it is required to maintain minimal levels of regulatory capital at all times.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due.
The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $70 million committed line of credit with a major Canadian Schedule I bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months. As at December 31, 2020, the Company had $44.1 million or 12% (December 31, 2019 - $54.7 million or 17%) of its total assets in cash and cash equivalents. In addition, approximately $35.1 million or 38% (December 31, 2019 - $10.5 million or 14%) of proprietary investments held by the Company are readily marketable and are recorded at their fair value.
The Company's exposure to liquidity risk as it relates to our co-investments in lending LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its loan co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting. As at December 31, 2020, the Company had $4.6 million in co-investment commitments from the Lending segment (December 31, 2019 - $6.6 million). Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.
The following are the remaining contractual maturities of financial liabilities as at December 31, 2020 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease obligation	7,460	2,501	4,719	240	—
Compensation payable	15,192	15,192	—	—	—
Operating accounts payable	19,046	19,046	—	—	—
Contingent consideration	20,575	10,000	10,575	—	—
Loan facility	16,994	—	—	16,994	—
	79,267	46,739	15,294	17,234	—
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis. To meet any liquidity shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; drawing on the line of credit; liquidating proprietary investments and/or issuing common shares.

36

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
Concentration risk
The majority of the Company's AUM, as well as its proprietary investments and loans receivables are focused on the natural resource sector, and in particular, precious metals & mining.
COVID-19 risk
The changing economic and market climate as a result of COVID‐19 has led to the Company implementing its business continuity plan. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational. The exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report.

37

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
14     Segmented information

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts;
•Lending (reportable), which provides lending and streaming activities through limited partnership vehicles as well as through direct lending activities using the Company's balance sheet;
•Brokerage (reportable), which includes the activities of our Canadian and U.S. broker-dealers;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;
•All other segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.
The following tables present the operations of the Company's segments (in thousands $):
For the year ended December 31, 2020

	Exchange listed products	Managed equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	37,680	41,354	15,509	30,683	(7,214)	3,764	121,776
Total expenses	9,151	22,686	8,469	23,454	18,566	4,788	87,114
Income (loss) before income taxes	28,529	18,668	7,040	7,229	(25,780)	(1,024)	34,662
Adjusted base EBITDA	30,563	10,762	7,272	8,052	(13,722)	1,239	44,166

38

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
For the year ended December 31, 2019

	Exchange listed products	Managed equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	24,528	14,058	14,745	21,208	(2,604)	1,551	73,486
Total expenses	9,274	8,145	8,224	20,442	9,904	4,547	60,536
Income (loss) before income taxes	15,254	5,913	6,521	766	(12,508)	(2,996)	12,950
Adjusted base EBITDA	17,988	3,167	10,725	3,342	(7,290)	1,071	29,003
For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the years ended
	Dec. 31, 2020	Dec. 31, 2019
Canada	95,962	63,375
United States	25,814	10,111
	121,776	73,486

39

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2020 and 2019
15     Loan facility

As at December 31, 2020, the Company had $17 million (December 31, 2019 - $15.3 million) outstanding on its credit facility, all of which is due after 12 months (December 31, 2019 - $3.8 million due within 12 months and $11.5 million due after 12 months).
On November 13, 2020, the Company extended and upsized its previous credit facility to $70 million, up from $61 million at the time of the extension. Amounts under the new facility may be borrowed under the facility through prime rate loans or bankers’ acceptances. Similar to the previous facility, amounts may also be borrowed in US dollars through base rate loans. As at December 31, 2020, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $70 million revolver with "bullet maturity" December 14, 2025
Interest Rate
•Prime rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant Terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

16     Commitments and provisions

Besides the Company's long-term lease agreement, there are commitments to make investments in the net investments portfolio of the Company. As at December 31, 2020, the Company had $4.6 million in co-investment commitments from the lending segment, all due within one year (December 31, 2019 - $6.6 million).

17     Subsequent events

Subsequent to year-end, the Company successfully negotiated an amendment to the original terms of the purchase agreement. In lieu of any contingent consideration entitlement for the 2020 and 2021 fiscal years, the vendor accepted a final payment from the Company of $30 million ($27 million in cash and $3 million in Sprott Inc. common shares). This enabled the Company to lock-in the total acquisition price and return on investment economics going into 2021 and further enabled the Company to retain the full benefits of any additional increase in AUM expected over 2021. As a result of this change, the Company revised the contingent consideration in the first quarter of 2021 and incurred an expense of $4.4 million. This one-time charge on revision of contingent consideration will be included as part of the Other expenses line on the consolidated statements of operations and comprehensive income.

40